BELEZA LUXURY GOODS, INC.

5925 Kirby Drive, Suite E324
Houston Texas 77005
April 22, 2009

United States
Securities and Exchange Commission
H. Christopher Owings
Assistant Director

Dear Mr. Owings:

Re:          Beleza Luxury Goods, Inc.
Letter of Acceleration

As per Rule 461 of the Securities Act of 1933 we respectfully request that our registration statement be declared effective as of April 24, 2009 at 12 pm or as soon as possible thereafter.

I would like to acknowledge that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax the letter declaring Beleza Luxury Goods, Inc. effective to 208-439-9570. Please call me directly at 604-813-8529 if you require any further information.

If you have any questions, please do not hesitate to contact me at 713.851.1121.

Yours truly,

Beleza Luxury Goods, Inc.

/s/ Marcus Smith

Marcus Smith
President

Telephone:  713.851.1121